DISTANCE VOTE FORM

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING - BRF S.A. of March 28, 2022

Shareholder Name
Corporate (CNPJ) or Individual (CPF) tax number of shareholder
E-mail

Guidelines for completion

Should you, as a shareholder, choose to exercise your right to vote at a distance, pursuant to articles 21-A and following of CVM Instruction No. 481/2009, you must complete this Distance Voting Form (“Form”), which will only be considered valid and the votes cast here counted in the quorum of the Extraordinary General Shareholder’s Meeting of BRF S.A., to be held on March 28, 2022, if the following instructions are observed: (i) all fields must be duly completed; (ii) all pages must be initialed; and (iii) the last page must be signed by the shareholder or his / her legal representative (s), as the case may be and under the terms of effective legislation.

It will not be required the recognition of the signatures affixed in the Form, nor their consularization.

On March 21, 2022 (inclusive), the deadline for receipt of the completed Form expires, as instructed below.

It should be stressed that in order for the Form to have an effect, the date March 21, 2022 will be the last day for its RECEIPT in one of the 3 forms that are listed below, and not the last day for it to be mailed. If the Distance Voting Form is received after March 21, 2022, the votes will not be counted.

DISTANCE VOTE FORM EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING - BRF S.A. of March 28, 2022

Guidance for delivering the Distance Voting Form, indicating the option of sending directly to the company or sending filling instructions to the bookkeeper or custodian

The shareholder who chooses to exercise his/her/its voting right by means of this Form, must complete it observing the guidelines above and send it: (i) to the Company or (ii) to the Custodian or (iii) to the Bookkeeper, according the following instructions:

(i)              To the Company: To the Company: besides the Form, the shareholder shall submit a digitalized copy of the following documents: Individual – ID with a picture of the shareholder or his/her legal representative: (Brazilian national’s ID, Foreign Resident’s ID, Brazilian driver’s license, passport or class association ID). Legal Entity and Investment Funds - a) Articles of Association or consolidated and current Bylaws (in the case of a Legal Entity) or the consolidated and current fund regulations and Bylaws or Articles of Association of its manager, as the case may be (in the case of Investment Funds); b) ID with a picture of its legal representative: Brazilian national’s ID, foreign resident’s ID, Brazilian driver’s license, passport or class association ID; and c) a document evidencing powers of representation.

(ii)            To the Custodian: this option is intended exclusively for shareholders holding shares in custody at B3 SA - Brasil, Bolsa, Balcão (“B3”). In this case, the distance vote will be exercised by the shareholders in accordance with the procedures adopted by their Custodians. To this end, the must contact his Custodians and check the procedures established for them to issue voting instructions via Form as well as the documents and information required by them to this end.

(iii)           To the Bookkeeping Agent: this option is intended exclusively for the shareholders holding shares deposited at Itaú Corretora de Valores S.A. (“Itaú”), bookkeeper of the shares issued by the Company. Itaú created the Digital Shareholder Meeting website, a secure solution where it is possible to vote from distance. To vote through the website you need to register and have a digital certificate. Information on registration and step by step to issue the digital certificate are described on the website: https://www.itau.com.br/investmentservices/assembleia-digital/

Postal and electronic addresses for sending the distance absentee ballot, if the shareholder wishes to deliver the document directly to the Company

Forms sent directly to the Company must be sent exclusively by electronic means, to the e-mail: acoes@brf.com

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone and contact person

Itaú Corretora de Valores S.A.

E-mail: escrituracaoacoes@itau-unibanco.com.br

Address: Avenida Brigadeiro Faria Lima, 3400, 10º Andar, São Paulo, SP, CEP 04538-132

Contact: Shareholder service

Telephone: (11) 3003-9285 (capitals and metropolitan regions) / 0800 720 9285 (other locations) - Office hours: working days, from 9 am to 6 pm.

Resolutions

Simple Resolution

1. Amend article 5, caput, of the Company's Bylaws, in order to reflect the change in the capital stock of R$12.553.417.953,36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six centavos), divided into 812,473,246 (eight hundred and twelve million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered, book-entry and without par value, to R$13,053,417,953.36 (thirteen billion, fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six centavos), divided into 1,082,473,246 (one billion, eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered, book-entry and without par value, as a result of the public offering, with restricted placement efforts, carried out by the Company as approved at the Extraordinary Shareholders' Meeting held on 01.17.2022 and at the Board of Directors' meetings held on 01.17.2022 and 02.01.2022:

[ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTE FORM EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING - BRF S.A. of March 28, 2022

Simple Resolution

2. Add item (vii) to article 16 of the Company's Bylaws, to provide for the competence of the General Meeting to approve the execution of transactions and business with related parties or the sale or contribution of assets, whenever, in any of these cases, the value of the transaction or business corresponds to more than 50% (fifty percent) of the value of the Company's total assets included in its last balance sheet approved at the General Meeting, in accordance with the provisions of article 122, item X, of Law No. 6,404/1976, as amended by Law No. 14,195/2021:

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3. Amend article 23, item (xxxvii), and article 25, item (vi), of the Company's Bylaws, to adjust them to the proposed wording for article 16, item (vii), of the Bylaws, in accordance with the new wording of article 122, item X, of Law No. 6,404/1976, provide by Law No. 14,195/2021:

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

4. Amend paragraph 1 of article 24 of the Company's Bylaws, to provide that the positions of Chairman of the Board of Directors and Global Chief Executive Officer cannot be cumulated by the same person, under any circumstances, as provided for in article 138, paragraph 3, of Law No. 6,404/1976, included by Law No. 14,195/2021, with the consequent exclusion of paragraph 2 of Article 24 of the Bylaws and renumbering of the following paragraphs, as well as cross-reference adjustments:

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution 5. Consolidate the Company's Bylaws with the approved amendments: [ ] Approve [ ] Reject [ ] Abstain

City:______________________________________________________________________
Date:_____________________________________________________________________
Signature:_________________________________________________________________

Shareholder Name:_______________________________________________________

Phone:____________________________________________________________________